Exhibit 4.23

Summary of Consultant and Services Agreement in Hebrew

Date:	November 19, 2002

Parties:	Israel Land Development Insurance Company Ltd. (the “Company”)
Robomatix Technologies Ltd. (“Robomatix”)

The Transaction: Robomatix undertook to act as consultant to the Company in connection with certain business and financial related issues.

Consideration: NIS 62,500 (linked to the Israeli Consumer Price Index of October 2002) plus VAT, paid on the first of January, April, July and October of every year (the “Consideration”).

Agreement Period: The agreement is for a period of 7 years commencing January 1, 2003, unless previously terminated according to the terms of the agreement.

Representations and Warranties: Robomatix made standard representations and warranties made in agreements of the same nature.

Termination of Agreement: The Company shall be entitled to terminate the agreement if:

  Robomatix breaches the Company’s trust.

  A valid court order or other decision is given regarding the liquidation of Robomatix, other than liquidation for purposes of a merger or re-organization of Robomatix.

  A receiver or trustee is appointed for Robomatix or a substantial part of its assets such that the receiver has control over the business of Robomatix or that Robomatix is unable to supply its services to the Company and such receivership is not cancelled within 45 days.

  If Robomatix breaches a material provision of the agreement and does not remedy such breach within 14 days or if Robomatix breaches any other provision of the agreement and does not remedy such breach within 30 days.

Confidentiality: Robomatix, its employees and anyone on its behalf shall keep all information regarding the Company and this agreement in strictest confidence. This section is unlimited in time and survives termination of the agreement. Upon termination of this agreement, Robomatix will transfer to the Company any material and information regarding the Company.